                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1933

                         For the month of February 2004


                                BANCOLOMBIA S.A.
                           --------------------------
                (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                           --------------------------
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X              Form 40-F
              ----                        -----
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                           No            X
              ----                        -----


(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-               .)
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                BANCOLOMBIA S.A.
                                                  (Registrant)
Date: February 9, 2004
                                        By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -----------------------------------
                                           Name:  Jaime Alberto Velasquez B.
                                           Title: Vice President of Finance



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[BANCOLOMBIA LOGO]

              BANCOLOMBIA S.A. PRELIMINARY AGENDA FOR THE GENERAL
              SHAREHOLDERS MEETING TO BE HELD ON FEBRUARY 26, 2004


Medellin, February 6, 2004 (NYSE: CIB)

The following is the preliminary agenda which will be subject of approval by the shareholders and discussed at the next General Shareholders Meeting to be held on Thursday, February 26, 2004. In accordance with current regulations in Colombia regarding preferred stock, the holders of such stocks will not have a right to vote on the meeting.

PRELIMINARY AGENDA
GENERAL SHAREHOLDERS MEETING
FEBRUARY 26, 2004

National Anthem

1.    Confirmation of quorum

2.    Reading and approval of the agenda

3. Commission election for vote count and for the approval and signature of the minutes of the meeting

4.    Report of the Board of Directors and the President

5.    Individual and consolidated financial statements through December 31, 2003

6.    Report of the Auditor

7.    Review and approval of the management report and financial statements

8.    Appropriations for administering the Audit

9.    Determination of compensation for members of the Board of Directors

10.   Determination of compensation for the Auditor

11.   Election of members of the Board of Directors

12.   Election of the Auditor

13.   Board of Directors' proposal on profit distribution

14.   Board of Directors' proposal on amendments to the by-laws

15. Board of Directors' proposal on the designation of the "Defensor del Cliente" (Client Representative) and his alternate, and appropriations for their administration

16.   Board of Directors' proposal on transfers without consideration

17.   Other proposals

Antioqueno Anthem


CONTACTS

JAIME A. VELASQUEZ      MARIA A. VILLA          WWW.BANCOLOMBIA.COM
FINANCIAL VP            IR MANAGER              FAX: (574) 2307208
TEL.: (574) 5108666     TEL.: (574) 5108866